QWEST COMMUNICATIONS INTERNATIONAL INC.
                            OFFER TO EXCHANGE CERTAIN
                         OUTSTANDING QWEST STOCK OPTIONS

                           ADDENDUM TO OFFER CIRCULAR
                                November 2, 2001


         On November 2, 2001, we announced that we are extending the Qwest Communications International Inc. Offer to Exchange Certain Qwest Stock Options (the "Offer") to include outstanding stock options originally granted under U S WEST, Inc.'s ("U S WEST") stock plans. The U S WEST stock options that are now subject to the Offer were converted into Qwest stock options in our merger with U S WEST and have a post-conversion exercise price of $35 or more. This Addendum supplements and should be read in connection with the Offer Circular dated October 31, 2001 (the "Offer Circular"). We have amended and restated the Offer Circular to reflect the changes included in this Addendum. The amended and restated Offer Circular is available on the Q at http://theq.qwest.net/departments/hr/circular.pdf [LINK TO AMENDED AND RESTATED OFFERING CIRCULAR] or you may request a copy from our Stock Administration department at StockAdmin2@Qwest.com or at the address or telephone number given below.

                  Qwest Stock Administration
                  Qwest Communications International Inc.
                  555 17th Street, 7th Floor
                  Denver, Colorado  80202
                  Tel: 866-437-0007

         Unless modified by this Addendum, terms that are capitalized in this Addendum have the same meaning as in the Offer Circular.

Summary of Changes:

    o Eligible Options now include outstanding nonqualified stock options originally granted under the U S WEST stock plans with an exercise price of $35 or more. Qwest assumed these options in the merger with U S WEST.

    o If you tender Eligible Options that were granted under the U S WEST stock plans, the corresponding New Options will be subject to new terms and conditions. All of the New Options will be granted under our Equity Incentive Plan and those New Options that correspond to options granted under the U S WEST stock plans will be evidenced by and subject to the terms and conditions of the form of New Option Agreement attached to the Offer Circular as Exhibit D.

Supplement to Offer Circular:

         The following supplements the Offer Circular to explain the provisions of the Offer as they relate to the options grated under the U S WEST stock plans. The following discussion replaces any inconsistent provisions of the Offer Circular relating to options originally granted under the U S WEST stock plans.

    1.   Eligible Options.

         If you are eligible to participate in the Offer, you may tender in the Exchange any nonqualified stock option with an exercise price of $35 or more per share that was originally granted either (1)
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         under our Equity Incentive Plan or (2) under one of the U S WEST stock plans that was converted into a Qwest stock option in our acquisition of U S WEST by merger on June 30, 2000. The stock options that may be tendered in the Exchange are referred to as "Eligible Options." If you choose to participate in the Offer by tendering some or all of your Eligible Options, you must also exchange all stock options granted to you on or after May 29, 2001 whether or not those options otherwise qualify as Eligible Options (these are referred to as your "Recent Options"). Also, if you want to tender any portion of a particular stock option grant, you must tender all stock options outstanding under that grant (whether or not vested).

         To determine whether your U S WEST options have a POST-conversion exercise price of $35 or more, you must first apply the conversion ratio in the merger (which was 1.72932:1). As a result of the conversion ratio, U S WEST options with a PRE-conversion exercise price of $60.53 would be eligible for the exchange. That is, you can only exchange your Qwest options that were originally granted by U S WEST if the original exercise price of those options (before giving effect to the merger) was $60.53 or higher.

         The last time you received options, we sent you all the option information you need to complete the election form. If you have options that were granted under one of the U S WEST stock plans, you received a conversion notice in connection with the merger regarding the conversion and assumption of your U S WEST options. For your convenience, we are also sending to the address we have for you an option statement showing the options that you can exchange. If you need another copy, please contact Qwest Stock Administration at the email address, mailing address or telephone number given above. You are responsible for confirming that the options included in your option statement satisfy the eligibility requirements described in the first sentence of the foregoing paragraph and for confirming that all of your Eligible Options and Recent Options are reflected in your statement. Any discrepancies should promptly be reported to Qwest Stock Administration at the email address, mailing address or telephone number given above.

    2. Additional Risk Factor - New Options May Have Less Favorable Terms than Options Granted under the U S WEST Stock Plans.

         We will use the form of option agreement attached as Exhibit D to the Offer Circular for New Options that are issued in exchange for Cancelled Options that were previously granted under the U S WEST stock plans. We reserve the authority to adjust the number of shares subject to or to be subject to, and the exercise price and other terms of the New Options, before and after they are granted, consistent with the authority that our Board of Directors has under our Equity Incentive Plan. In the period before the New Option Grant Date, we may make these adjustments or terminate rights without prior notice to you. As highlighted below in this Addendum, New Options that are issued in exchange for Cancelled Options that were granted under one of the U S WEST stock plans will have different terms than the provisions of your Cancelled Options. These terms may include materially less favorable change of control, termination of employment, and other provisions.

    3.   New Options That Correspond to U S WEST Options.

         All of the New Options, including those that relate to Cancelled Options that were originally granted under one of the U S WEST stock plans, will be granted under and subject to the terms and conditions of our Equity Incentive Plan. You may obtain a copy of our Equity Incentive Plan by request without charge from Qwest. It is also available from the SEC (see the "Additional Information; Incorporation of Documents by Reference" section of the Circular). Copies of the forms of New Option Agreements that may be used in connection with the Exchange are attached

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         as Attachments B, C and D to the Offer Circular. For Eligible Options
         that were originally granted under either of the U S WEST stock plans and assumed by us in the merger, all New Options will be evidenced by the form of New Option Agreement attached as Attachment D. You should read our Equity Incentive Plan and all applicable attachments to the Offer Circular.

    4.   New Option Termination Provisions.

         New Options will each be subject to a new ten year option term beginning on New Option Grant Date.

         For Eligible Options that were originally granted under our Equity Incentive Plan, the New Options will remain subject to the same termination of employment provisions as your Cancelled Options, subject of course to the new vesting requirements.

         For Eligible Options that were originally granted under one of the U S WEST stock plans, the New Options will be subject to the termination of employment provisions that are included in the form of New Option Agreement attached to the Offer Circular as Attachment D. The termination of employment provisions in that form generally provide as follows:

                  o if your employment terminates other than because of death, disability, or a termination by the Company for "cause," the unvested portion of the New Options will terminate to the extent that they are not vested and the vested portion will remain exercisable for up to three months;

                  o if your employment terminates by reason of death or disability, the unvested portion of the New Options will terminate and the vested portion will remain exercisable for a period of up to twenty-four months; and

                  o if your employment is terminated for cause, the new Options will terminate immediately whether or not they are vested.

         In each case, these termination provisions are subject to earlier expiration of the option. (See Section 6 of Exhibit D to the Offer Circular for the specific provisions and also refer to the following sections of this Addendum).

         These termination provisions (including, without limitation, the definitions of "disability" and "cause" used for purposes of the New Option grants) may be different from the provisions that applied to the corresponding Cancelled Options. For example, you may have been entitled to materially more favorable vesting and/or exercise rights upon your retirement or in case of your death or disability under your original U S WEST plan options than under your New Options if you accept the Offer.

    5.   New Option Change in Control Provisions.

         For Eligible Options that were originally granted under our Equity Incentive Plan, the New Options granted in exchange for your Cancelled Options will be subject to the same change in control provisions as your Cancelled Options. If your Cancelled Options contain different change in control provisions, your New Option Agreements will be different and will reflect these different provisions.

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

         For Eligible Options that were originally granted under the U S WEST stock plans, the New Options granted in exchange for your Cancelled Options will be subject to the change of control provisions that are contained in Section 7 of the form of New Option Agreement attached as Attachment D to the Offer Circular, regardless of the change in control provisions in those Cancelled Options. The New Options generally:

                  o will become fully vested if there is both a change in control (as defined in the Equity Incentive Plan) and we subsequently terminate your employment other than for "cause;"

                  o will also become fully vested on any of the following events:

                      o a merger or consolidation of Qwest with or into another corporation or other reorganization, or

                      o the sale of all or substantially all of Qwest's assets,

                      will terminate subject to certain accelerated vesting and notice provisions under our Equity Incentive Plan if Qwest or the successor or purchaser does not assume or substitute the options in the circumstances above.

                  o if Qwest or the successor or purchaser does not assume or substitute the options in those circumstances, Qwest may terminate the options subject to certain accelerated vesting and notice provisions under our Equity Incentive Plan.

         As a result of the terms of the New Options you may have been entitled to materially more favorable terms (including vesting) in the event of a merger, asset sale, or change in control under your original U S WEST Plan options than will apply to New Options.

    6.   Other Terms and Conditions of New Options.

         The New Options will be subject to a new ten year term, starting on the New Option Grant Date, subject to earlier termination provisions.

         If you tender Eligible Options that were originally granted under our Equity Incentive Plan, other than the new exercise price, new option term and new vesting schedule, we expect that your New Options will otherwise be subject to substantially the same terms and conditions as the corresponding Cancelled Options.

         If you tender Eligible Options that were originally granted under the U S WEST stock plans, the terms and conditions of the New Options may be materially different from those that applied to your corresponding Cancelled Options. For example, and without limitation, all New
         Options:

                  o will immediately terminate (whether or not vested) if you engage in certain activity in competition with us, in activity that is contrary or harmful to the interests of Qwest, in conduct related to your employment that could lead to criminal or civil penalties, or conduct in violation of our policies; if you disclose or misuse any confidential information or material concerning us; or if you participate in a hostile takeover attempt;

                  o will be generally subject to amendments without your consent unless the amendment adversely affects your New Option; and

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

                  o require the exercise price to be paid only in United States dollars by certified check or bank cashier's check, or by wire transfer, unless we have in place procedures allowing for a cashless exercise. Under a cashless exercise, you may pay the exercise price of a New Option by tendering shares of Qwest stock that you have owned for more than six months or by delivering to us a copy of irrevocable instructions to a stockbroker to sell stock or to authorize a loan from the stockbroker to you and to deliver promptly to us an amount sufficient to pay the exercise price of your option.

         In addition to the terms and conditions described above in this Addendum, there may be additional differences in the terms of the New Options as compared to the terms of your Cancelled Options that were originally granted under one of the U S WEST stock plans. If you own options that were granted under the U S WEST stock plans, you should carefully read the stock option agreements that evidence your U S WEST stock plan options and the U S WEST stock plans and compare those provisions to the provisions of our Equity Incentive Plan and the form of New Option Agreement attached as Attachment D to the Offer Circular.

         You will not receive any other consideration for your Cancelled Options or with respect to the New Options that you otherwise would have received.

    7.   Stock Price; Total Number of Eligible Options.

         On November 1, 2001, the closing price of a share of our common stock was $12.00. The lowest trading price of our common stock in the current calendar quarter (to November 1, 2001) is $11.55 per share.

         You should obtain current market quotations for our common stock before you decide whether you should accept the Offer. The value of our common stock will fluctuate in the future and we cannot and do not predict any future values for our common stock.

         The Offer is being made only with respect to your Eligible Options and Recent Options that are outstanding as of the expiration time of the Offer. As of September 30, 2001, there were 1,664,535,549 shares of Qwest common stock outstanding and there were outstanding stock options and other awards covering up to an additional 121,190,582 shares of Qwest common stock (note that the awards referred to in the response to Question 46 below are not included in this number because the awards were not granted until October 24, 2001).

         Of the shares subject to those stock options and other awards, approximately 35.7 million shares (approximately 2.1% of the outstanding shares) were subject to the Eligible Options originally granted under our Equity Compensation Plan, approximately 3.4 million shares (approximately 0.2% of the outstanding shares) were subject to the Eligible Options originally granted under the U S WEST stock plans, and approximately 1.8 million shares (approximately 0.1% of the outstanding shares) were subject to the Recent Options outstanding at that time. (None of the awards referred to in the response to Question 46 below and granted on October 24, 2001 constitute Eligible Options or Recent Options that can be exchanged in the Offer.)


         The date of this Addendum to Offer Circular is November 2, 2001.

         Our Board of Directors has approved the Offer. However, you must make your own decision to accept or reject the Offer. None of our Board of Directors, our management, or our affiliates makes any recommendation whether you should accept or reject the Offer.

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


         We have not authorized anyone to make any recommendation on our behalf as to whether you should accept the Offer. You should rely only on the information contained in the Amended and Restated Offer Circular and the information contained in the documents expressly referred to in the Amended and Restated Offer Circular.

         We have not authorized anyone to give you any information or to make any representations in connection with the Offer other than the information and the representations contained in the Amended and Restated Offer Circular and in the documents expressly referred to in the Amended and Restated Offer Circular.

         If anyone makes any recommendation or representation to you or gives you any information that is not contained in the Amended and Restated Offer Circular or in the documents expressly referred to in the Amended and Restated Offer Circular, even if that person is an employee or other representative of the Company, you must not rely upon that recommendation, representation or other information as having been authorized by the Company.

         If you have any questions about the impact of the Offer on your financial status, you should consult your financial advisor.



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